Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 27, 2017

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mosaic Acquisition Corp.

Registration Statement on Form S-1

Submitted August 23, 2017

CIK No. 0001713952

Ladies and Gentlemen:

On behalf of our client, Mosaic Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on August 23, 2017.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Mara L. Ransom, dated September 18, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission

September 27, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 1

The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Prospectus Cover Page

2.	We note your disclosure that you “cannot guarantee that [y]our securities will be approved for listing on the NYSE.” Please tell us whether you intend to know before this registration statement is effective whether the NYSE has approved your listing application. In this regard, we note that you highlight a number of conditions and limitations by which you will be required to abide only if you obtain and maintain such listing, such as the 80% of net assets test. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Response to Comment 2

In response to the Staff’s comments, the Company has revised the prospectus cover page to indicate that an application has been made. The Company advises the Staff that it will know whether the application is approved prior to the Registration Statement being declared effective by the Commission. The Company confirms that it will file a pre-effective amendment to the Registration Statement to reflect applicable changes to its disclosure if its application is not approved.

Capitalization, page 81

3.	It appears from your disclosure on page 29 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify all of your shares within mezzanine equity under the guidance in 1 paragraph 3f of ASC 480-1 O-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

Response to Comment 3

The Company advises the Staff that the redemption of public shares is not independent of the Company’s liquidation and dissolution. The redemption of the public

Securities and Exchange Commission

September 27, 2017

shares technically happens as a first step: the reason for this is solely to ensure that public holders received their liquidation proceeds as soon as possible and weren’t required to wait for the administrative items necessary to formally dissolve and liquidate the Company. Furthermore, each initial shareholder of the Company will execute a letter agreement prior to the effectiveness of the Registration Statement whereby such holders will agree in advance to cause the Company to redeem the public shares as described in the Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption. Accordingly, the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process. As a result, the Company believes it has accounted for the shares correctly.

Proposed Business

Shareholders May Not Have the Ability to Approve our Initial Business Combination, page 99

4.	We note your disclosure that you have the discretion to choose between seeking shareholder approval and conducting a tender offer for a proposed business combination. Please provide us with an analysis of the impact on your ability to choose either option if you were to satisfy the definition of a foreign private issuer. Also describe any other material changes to the disclosures in your prospectus if you were to satisfy the definition of a foreign private issuer.

Response to Comment 4

The Company advises the Staff that it does not currently, nor does it expect that upon consummation of this offering or prior to consummation of its initial business combination it will, satisfy the requirements to qualify as a foreign private issuer. The Company does not currently believe, if it were to qualify as a foreign private issuer at the time of its initial business combination, that such status would materially affect its decision whether to seek shareholder approval for the initial business combination or conduct a tender offer. If the Company were to seek shareholder approval for a business combination at a time when it qualified as a foreign private issuer, the Company would nevertheless comply with the procedural and substantive requirements of Regulation 14A of the Securities Exchange Act of 1934, as amended. With respect to the second part of the Staff’s comment, the Company respectfully does not believe that any other material changes to the prospectus would be necessary if the Company were to satisfy the definition of a foreign private issuer and sought to avail itself of the provisions related thereto.

Securities and Exchange Commission

September 27, 2017

Management, page 122

5.	We note your disclosure that each of your officers and directors presently has fiduciary or contractual obligations to other entities. Please disclose, if applicable, the entities to which William Mitchell has fiduciary or contractual obligations, and specify whether each duty is fiduciary or contractual.

Response to Comment 5

The Company advises the Staff that there are no other entities to which William Mitchell has fiduciary or contractual obligations.

Management, page 122

6.	You disclose that Mr. Maura, Mr. McKnight, Fortress and its affiliates, or your management “may choose to present potential business combination to the related entities . . . before they present such opportunities to [you].” Please specify, if applicable, the fiduciary or contractual priority or preference such entities have relative to your company with respect to the performance of obligations and the presentation of business opportunities.

Response to Comment 6

The Company has revised the disclosure on pages 4, 32, 95 and 122 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 133

7.	Please enhance your disclosure to clarify when you will begin paying a monthly retainer of $5,000 to your Chief Financial Officer.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 79, 90 and 139 of the Registration Statement.

* * * *

Securities and Exchange Commission

September 27, 2017

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309 or Oliver Loxley at (212) 373-3692.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Gregg A. Noel, Esq.
Jonathan Ko, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP